UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 2005	File No. ___0-49947____

Storm Cat Energy Corp.

 (Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated June 9, 2005

2.

Interim Financial Statements for the period ended March 31, 2005

3.

Management Discussion and Analysis

4.

Certification of CEO

5.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  __X__      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: July 1, 2005	Signed: /s/ Scott Zimmerman Scott Zimmerman, President and Director

Exhibits:

99.1   News Release dated June 9, 2005

99.2   Interim Financial Statements for the period ended March 31, 2005

99.3   Management Discussion and Analysis

99.4   Certification of CEO

99.5   Certification of CFO